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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Griswold, James B		Keithley Instruments, Inc. KEI
	Baker & Hostetler 3200 National City Center	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			February 18, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Cleveland, OH 44114 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Shares		9/4/97				A			3,000		$5.8125		6,080		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Common Stock Option		$4.40625		2/14/98

	Common Stock Option		$36.85		2/17/01

	Common Stock Option		$19.23		2/16/02

	Common Stock Option		$10.70		2/15/03				A			10,000

	Phantom Stock Units		$7.656		9/19/95

	Phantom Stock Units		$7.9375		12/14/95

	Phantom Stock Units		$8.3125		12/22/95

	Phantom Stock Units		$7.50		2/22/96

	Phantom Stock Units		$7.1875		5/15/96

	Phantom Stock Units		$4.5625		7/26/96

	Phantom Stock Units		$4.5625		9/11/96

	Phantom Stock Units		$4.625		9/11/96

	Phantom Stock Units		$5.00		12/12/96

	Phantom Stock Units		$5.0625		12/12/96

	Phantom Stock Units		$4.625		2/21/97

	Phantom Stock Units		$4.375		5/15/97

	Phantom Stock Units		$5.4375		7/23/97

	Phantom Stock Units		$5.875		9/24/97

	Phantom Stock Units		$5.90625		9/24/97

	Phantom Stock Units		$5.00		12/9/97

	Phantom Stock Units		$5.0625		12/9/97

	Phantom Stock Units		$4.38		2/18/98

	Phantom Stock Units		$4.063		5/6/98

	Phantom Stock Units		$4.0938		5/6/98

	Phantom Stock Units		$3.250		7/21/98

	Phantom Stock Units		$3.3125		7/21/98

	Phantom Stock Units		$2.563		9/18/98

	Phantom Stock Units		$2.59375		9/18/98

	Phantom Stock Units		$2.469		10/23/98

	Phantom Stock Units		$3.6065		12/12/98

	Phantom Stock Units		$3.8963		2/19/99

	Phantom Stock Units		$4.0831		5/7/99

	Phantom Stock Units		$4.2190		7/19/99

	Phantom Stock Units		$7.00		9/14/99

	Phantom Stock Units		$10.00		12/6/99

	Phantom Stock Units		$10.00		12/6/99

	Phantom Stock Units		$17.5625		2/14/00

	Phantom Stock Units		$30.3125		5/10/00

	Phantom Stock Units		$55.8125		7/25/00

	Phantom Stock Units		$64.00		9/13/00

	Phantom Stock Units		$47.447		12/11/00

	Phantom Stock Units		$31.70		2/21/01

	Phantom Stock Units		$28.060		5/8/01

	Phantom Stock Units		$18.510		7/23/01

	Phantom Stock Units		$15.720		9/17/01

	Phantom Stock Units		$17.10		12/10/01

	Phantom Stock Units		$19.0971		2/20/02

	Phantom Stock Units		$18.40		5/6/02

	Phantom Stock Units		$14.310		7/22/02

	Phantom Stock Units		$14.940		9/9/02

	Phantom Stock Units		$12.4147		12/6/02

	Phantom Stock Units		$11.25		2/18/03				A			422.11

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	8/15/98	2/14/08		Common Stk	10,000		$ -		7,500		D

	8/18/01	2/17/11		Common Stk	10,000		$ -		10,000		D

	8/17/02	2/16/12		Common Stk	10,000		$ -		10,000		D

	8/16/03	2/15/13		Common Stk	10,000		$ -		10,000		D

	(2)	(2)		Common Stk	549.18		$ -		549.18		D

	(2)	(2)		Common Stk	631.46		$ -		631.46		D

	(2)	(2)		Common Stk	19.56		$ -		19.56		D

	(2)	(2)		Common Stk	570.72		$ -		570.72		D

	(2)	(2)		Common Stk	717.70		$ -		717.70		D

	(2)	(2)		Common Stk	191.10		$ -		191.10		D

	(2)	(2)		Common Stk	442.72		$ -		442.72		D

	(2)	(2)		Common Stk	677.40		$ -		677.40		D

	(2)	(2)		Common Stk	383.64		$ -		383.64		D

	(2)	(2)		Common Stk	827.28		$ -		827.28		D

	(2)	(2)		Common Stk	784.42		$ -		784.42		D

	(2)	(2)		Common Stk	818.72		$ -		818.72		D

	(2)	(2)		Common Stk	795.84		$ -		795.84		D

	(2)	(2)		Common Stk	233.10		$ -		233.10		D

	(2)	(2)		Common Stk	377.12		$ -		377.12		D

	(2)	(2)		Common Stk	195.18		$ -		195.18		D

	(2)	(2)		Common Stk	766.52		$ -		766.52		D

	(2)	(2)		Common Stk	848.28		$ -		848.28		D

	(2)	(2)		Common Stk	189.06		$ -		189.06		D

	(2)	(2)		Common Stk	706.76		$ -		706.76		D

	(2)	(2)		Common Stk	211.76		$ -		211.76		D

	(2)	(2)		Common Stk	1283.28		$ -		1283.28		D

	(2)	(2)		Common Stk	373.06		$ -		373.06		D

	(2)	(2)		Common Stk	1029.04		$ -		1029.04		D

	(2)	(2)		Common Stk	476.68		$ -		476.68		D

	(2)	(2)		Common Stk	1301.7		$ -		1301.7		D

	(2)	(2)		Common Stk	999.40		$ -		999.40		D

	(2)	(2)		Common Stk	941.34		$ -		941.34		D

	(2)	(2)		Common Stk	1189.74		$ -		1189.74		D

	(2)	(2)		Common Stk	514.20		$ -		514.20		D

	(2)	(2)		Common Stk	514.64		$ -		514.64		D

	(2)	(2)		Common Stk	1,288.00		$ -		1,288.00		D

	(2)	(2)		Common Stk	232.18		$ -		232.18		D

	(2)	(2)		Common Stk	137.72		$ -		137.72		D

	(2)	(2)		Common Stk	94.97		$ -		94.97		D

	(2)	(2)		Common Stk	55.81		$ -		55.81		D

	(2)	(2)		Common Stk	112.72		$ -		112.72		D

	(2)	(2)		Common Stk	131.27		$ -		131.27		D

	(2)	(2)		Common Stk	176.94		$ -		176.94		D

	(2)	(2)		Common Stk	298.99		$ -		298.99		D

	(2)	(2)		Common Stk	227.32		$ -		227.32		D

	(2)	(2)		Common Stk	325.08		$ -		325.08		D

	(2)	(2)		Common Stk	240.03		$ -		240.03		D

	(2)	(2)		Common Stk	253.15		$ -		253.15		D

	(2)	(2)		Common Stk	426.96		$ -		426.96		D

	(2)	(2)		Common Stk	243.26		$ -		243.26		D

	(2)	(2)		Common Stk	494.80		$ -		494.80		D

	(2)	(2)		Common Stk	422.11		$ -		422.11		D

Explanation of Responses:

(2) The phantom stock units were accrued under the Keithley Instruments, Inc. Deferred Stock Plan and are to be settled in ten installments of common stock upon the retirement from the Board of the reporting person.

Mark J. Plush, Attorney-in Fact	2/18/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.